HellerEhrman

August 14, 2003



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200



The Office of International Corporate
Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-3950

Re: Legend Group Limited
(Formerly known as Legend Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Legend Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the first quarter results of 2003/4, dated August 6, 2003, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on August 7, 2003;

dw 8/27

2. The Company's notice of annual general meeting, dated May 28, 2003, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times, both on May 29, 2003;

3. The Company's announcement regarding annual results of 2002/2003, dated May 28, 2003, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on May 29, 2003; and

4. The Company's annual report 2002/2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Legend Group Limited

19092\0001\40SEC

lenovo联想

Legend Group Limited 聯想集團有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

2003/04 FIRST QUARTER RESULTS ANNOUNCEMENT

QUARTERLY RESULTS

The Directors of Legend Group Limited (the "Company") are pleased to announce that the unaudited results of the Company and its subsidiaries (the "Group") for the three months ended 30 June 2003 together with comparative figures for the corresponding period of last year are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	3 months ended 30 June 2003 (unaudited) HK$'000	3 months ended 30 June 2002 (unaudited) HK$'000
Turnover	3	5,341,739	4,796,352
Earnings before interest, taxation depreciation and amortisation expenses		307,328	300,437
Depreciation expenses		(48,197)	(32,015)
Amortisation of intangible assets		(6,793)	(1,838)
Gains on disposal of investment securities		–	6,401
Interest income		21,045	13,591
Profit from operations	4	273,383	286,576
Finance costs		–	–
		273,383	286,576
Share of losses of jointly controlled entities		(8,629)	(18,251)
Share of profits of associated companies		5,109	7,207
Profit before taxation		269,863	275,532
Taxation	5	3,405	(10,919)
Profit after taxation		273,268	264,613
Minority interests		4,988	3,303
Profit attributable to shareholders		278,256	267,916
Earnings per share – basic	7	3.73 cents	3.57 cents
Earnings per share – fully diluted	7	3.72 cents	3.56 cents

CONSOLIDATED BALANCE SHEET

	As at 30 June 2003 (unaudited) HK$'000	As at 31 March 2003 (audited) HK$'000
Non-current assets		
Intangible assets	113,828	120,621
Tangible fixed assets	821,707	845,976
Construction-in-progress	211,808	174,138
Investments in jointly controlled entities	189,836	198,549
Investments in associated companies	101,085	101,613
Investment securities	83,636	73,649
Deferred tax assets	9,390	–
	1,531,290	1,514,546
Current assets		
Inventories	1,528,180	1,269,051
Trade receivables	994,097	553,516
Notes receivable	398,696	383,412
Deposits, prepayments and other receivables	238,953	226,748
Cash and bank balances	2,935,948	2,808,323
	6,095,874	5,241,050
Current liabilities		
Trade payables	1,950,904	1,588,632
Notes payable	486,171	279,381
Accruals and other payables	678,408	630,779
Tax payable	4,893	8,212
	3,120,376	2,507,004
Net current assets	2,975,498	2,734,046

3. Turnover, revenue and segment information

3A. *Primary reporting format – geographical segments*

(i) For the three months ended 30 June 2003:

	People's Republic of China ("PRC") (unaudited) HK$'000	Others (unaudited) HK$'000	Total (unaudited) HK$'000
Profit and loss account			
Turnover	5,268,597	73,142	5,341,739
Segment operating results	268,533	(9,402)	259,131
Amortisation of intangible assets	(6,793)	–	(6,793)
Finance income			21,045
Finance costs			–
Contribution to operating profit			273,383
Share of losses of jointly controlled entities	(8,629)	–	(8,629)
Share of profits of associated companies	5,109	–	5,109
Profit before taxation			269,863
Taxation			3,405
Profit after taxation			273,268
Minority interests			4,988
Profit attributable to shareholders			278,256

(ii) For the three months ended 30 June 2002:

	PRC (unaudited) HK$'000	Others (unaudited) HK$'000	Total (unaudited) HK$'000
Profit and loss account			
Turnover	4,698,101	98,251	4,796,352
Segment operating results	259,335	9,087	268,422
Gains on disposal of investment securities	6,401	–	6,401
Amortisation of intangible assets	(1,838)	–	(1,838)
Finance income			13,591
Finance costs			–
Contribution to operating profit			286,576
Share of losses of jointly controlled *entities*	(18,251)	–	(18,251)
Share of profits of associated companies	7,207	–	7,207
Profit before taxation			275,532
Taxation			(10,919)
Profit after taxation			264,613
Minority interests			3,303
Profit attributable to shareholders			267,916

3B. *Secondary reporting format – business segments*

(i) For the three months ended 30 June 2003:

	Turnover (unaudited) HK$'000	Contribution to operating profit (unaudited) HK$'000
Corporate IT business	2,578,273	177,717
Consumer IT business	2,045,080	154,684
Handheld device business	400,521	(24,257)
IT service business	109,399	(9,965)
Contract manufacturing business	208,466	(20,126)
Amortisation of goodwill	–	(4,670)
	5,341,739	273,383

(ii) For the three months ended 30 June 2002:

	Turnover (unaudited) HK$'000	Contribution to operating profit (unaudited) HK$'000
Corporate IT business	2,495,236	163,876
Consumer IT business	1,832,654	114,471
Handheld device business	261,092	4,173
IT service business	36,995	(10,692)
Contract manufacturing business	170,375	10,185
Gains on disposal of investment securities	–	6,401
Amortisation of goodwill	–	(1,838)
	4,796,352	286,576

4. Profit from operations

	3 months ended 30 June 2003 (unaudited)	3 months ended 30 June 2002 (unaudited)

9. Condensed balance sheet of the Company

	As at 30 June 2003 (unaudited) HK$'000	As at 31 March 2003 (audited) HK$'000
Tangible fixed assets	37,676	41,000
Investments	2,376,320	2,365,765
Current assets	4,050,764	4,092,032
Current liabilities	92,386	102,858
Net current assets	3,958,378	3,989,174
Total assets less current liabilities	6,372,374	6,395,939
Share capital	186,700	186,934
Reserves	6,185,674	6,208,701
Deferred tax liabilities	–	304
	6,372,374	6,395,939

FINANCIAL REVIEW

Results

For the three months ended 30 June 2003, the Group achieved a quarterly turnover of approximately HK$5,342 million. This represents an increase of *11.37% as compared to the* turnover of HK$4,796 million recorded for the same period of last year. Profit attributable to shareholders reached approximately HK$278 million for the quarter, representing an increase of 3.86% as compared to HK$268 million recorded from last year.

Capital expenditure

Capital expenditures of HK$72 million incurred during the three months ended 30 June 2003 were mainly for the construction-in-progress and acquisition of fixed assets for research and development.

Liquidity and financial resources

As at 30 June 2003, cash and bank balances amounted to HK$2.94 billion, which consists of 31.6% in Hong Kong Dollars, 37.6% in Renminbi, 30.2% in US Dollars and 0.6% held in other currencies for overseas operations. The current ratio of the Group at the end of the period was 1.95. Consolidated available credit facilities amounted to HK$2.9 billion.

The Group consistently adopts a hedging policy for business transactions in an effort to minimize the risk of exchange rate fluctuation. As at 30 June 2003, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$267 million.

The Group did not have any bank loan and no asset was held under finance leases in the period.

Contingent liabilities

The Group had no material contingent liabilities as at 30 June 2003.

Employees

For the period ended 30 June 2003, the total number of Group employees had increased to 10,792, mainly due to the increasing demands on staff for development of the enhanced distribution network and growing after-sale services. Of this total number, 10,660 are employed in Chinese Mainland, while 132 are employed in Hong Kong and overseas. The Group's remuneration policies, discretionary bonus programme and share option scheme for employees are carried out *in accordance* with the performance of the Group and of individual employees. The Group also provides staff benefits such as training, insurance and medical benefits. These policies are reviewed regularly to ensure they remain competitive and appropriate to the industry.

BUSINESS REVIEW

From April to June this year, SARS posed certain short-term disruptions to China IT market. Consumers spent more time at home to reduce the chance of being infected, thus affected the retail market. On the corporate side, IT purchases from both government and the education sectors were delayed. *At the same time, marketing* and promotional activities were affected to a large extent by SARS. Although impacted by SARS in the short-run, China IT market continued to demonstrate great potential. During the quarter, computer became one of the major channels for acquiring news and for entertainment. The launch of "*Lesson on Air*" *e-learning model* by secondary and primary schools also resulted in increased demand for computers from consumers.

Computer shipment of the Group's core business achieved outstanding results during this quarter representing a 22% increase as compared with last year and greatly outperformed the market's 10% growth during the same period. The Group's operational strategy for the year was to accelerate

Current liabilities		
Trade payables	1,950,904	1,588,632
Notes payable	486,171	279,381
Accruals and other payables	678,408	630,779
Tax payable	4,893	8,212
	3,120,376	2,507,004
Net current assets	2,975,498	2,734,046
Total assets less current liabilities	4,506,788	4,248,592
Financed by:		
Share capital	186,700	186,934
Reserves	4,269,929	4,001,587
Shareholders' funds	4,456,629	4,188,521
Minority interests	50,159	59,741
Deferred tax liabilities	–	330
	4,506,788	4,248,592

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	3 months ended 30 June 2003 (unaudited) *HK$'000*	3 months ended 30 June 2002 (unaudited) *HK$'000*
Net cash inflow from operating activities	210,268	315,579
Net cash outflow from investing activities	(62,508)	(10,442)
Net cash (outflow)/inflow from financing activities	(20,124)	1,887
Increase in cash and cash equivalents	127,636	307,024
Effect of foreign exchange rate changes	(11)	(1,482)
Cash and cash equivalents at the beginning of the period	2,808,323	2,441,169
Cash and cash equivalents *at the end of the period*	2,935,948	2,746,711

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited) *HK$'000*	Share premium (unaudited) *HK$'000*	Surplus arising on consolidation (unaudited) *HK$'000*	Exchange reserve (unaudited) *HK$'000*	Investment revaluation reserve (unaudited) *HK$'000*	Share redemption reserve (unaudited) *HK$'000*	Accumulated losses (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Balance as at 1 April 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	–	–	–	–	9,987	–	–	9,987
Exchange differences	–	–	–	(11)	–	–	–	(11)
Net gains and losses not recognised in the profit and loss account	–	–	–	(11)	9,987	–	–	9,976
Profit for the period	–	–	–	–	–	–	278,256	278,256
Repurchase of shares	(234)	–	–	–	–	234	(20,124)	(20,124)
As at 30 June 2003	186,700	4,734,055	27,871	4,300	(4,509)	2,823	(494,611)	4,456,629
Balance as at 1 April 2002	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
Deficit in fair market value of investment securities	–	–	–	–	(10,344)	–	–	(10,344)
Exchange differences	–	–	–	(1,481)	–	–	–	(1,481)
Net losses not recognised in the profit and loss account	–	–	–	(1,481)	(10,344)	–	–	(11,825)
Profit for the period	–	–	–	–	–	–	267,916	267,916
Reserve realised upon disposal of investment securities	–	–	–	–	(6,400)	–	–	(6,400)
Exercise of share options	16	1,871	–	–	–	–	–	1,887
Repurchase of shares	(50)	–	–	–	–	50	(5,765)	(5,765)
As at 30 June 2002	187,667	4,734,055	27,893	2,674	(3,229)	1,856	(1,023,069)	3,927,847

Notes:

1. Basis of preparation

The Directors are responsible for the preparation of the Group's unaudited quarterly financials. These unaudited quarterly financials have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2003.

2. Principal accounting policies

The principal accounting policies and methods of calculations used in the preparation of these unaudited quarterly financials are consistent with those used in the annual accounts for the year ended 31 March 2003 except that the Group has changed certain of its accounting policies following its adoption of SSAP 12 "Income taxes" issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2003.

Handheld device business	261,092	4,773
IT service business	36,995	(10,692)
Contract manufacturing business	170,375	10,185
Gains on disposal of investment securities	–	6,401
Amortisation of goodwill	–	(1,838)
	4,796,352	286,576

4. Profit from operations

		3 months ended 30 June 2003 (unaudited) *HK$'000*	3 months ended 30 June 2002 (unaudited) *HK$'000*
(a)	Turnover	5,341,739	4,796,352
	Cost of sales	(4,507,011)	(4,053,585)
	Gross profit	834,728	742,767
	Other revenue	21,045	13,591
	Gains on disposal of investment securities	–	6,401
	Distribution expenses	(385,938)	(282,726)
	Administrative expenses	(92,298)	(92,447)
	Other operating expenses	(97,361)	(99,172)
	Amortisation of intangible assets	(6,793)	(1,838)
	Total operating expenses *(see (b))*	(582,390)	(476,183)
	Profit from operations	273,383	286,576
(b)	Analysis of *operating expenses by nature:*		
	Selling expenses	(144,050)	(83,770)
	Promotional and advertising expenses	(84,236)	(116,990)
	Staff costs	(224,023)	(165,931)
	Other expenses	(123,288)	(107,654)
	Amortisation of intangible assets	(6,793)	(1,838)
	Total operating *expenses*	(582,390)	(476,183)

5. Taxation

(a) No provision for Hong Kong profits tax has been made for the three months ended 30 June 2002 and 2003 as the Group has no estimated profit assessable to Hong Kong Profits tax.

(b) In accordance with Hong Kong's SSAP 12 "Income Tax" which came into effect on 1 January 2003, a revision was conducted on the Group's deferred taxation. The Group recognised deferred taxation assets of approximately HK$9.72 million, which was mainly due to the difference between the carrying amounts and tax bases of the accrual of sales rebate, provision for slow-moving inventory and fixed asset depreciation.

(c) Taxation outside Hong Kong represents tax charges on the assessable profits of subsidiaries operating outside Hong Kong including the Chinese Mainland, calculated at rates applicable in the respective jurisdictions.

(d) The amount of taxation charged to the consolidated profit and loss account represents:

	3 months ended 30 June 2003 (unaudited) *HK$'000*	3 months ended 30 June 2002 (unaudited) *HK$'000*
Taxation outside Hong Kong	6,084	10,277
Deferred taxation	(9,720)	–
	(3,636)	10,277
Share of taxation attributable to:		
jointly controlled entities	84	–
associated companies	147	642
	(3,405)	10,919

6. Dividend

The Directors do not recommend the payment of any dividend for the period (2002/03: nil).

7. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	3 months ended 30 June 2003 (unaudited)	3 months ended 30 June 2002 (unaudited)
Earnings for the purposes of basic and diluted earnings per share *(HK$'000)*	278,256	267,916
Weighted average number of shares for the purposes of basic earnings per share	7,470,491,031	7,508,347,888
Effect of potential dilutive shares	9,832,431	12,336,310
Weighted average number of shares for the purposes of diluted earnings per share	7,480,323,462	7,520,684,198

8. Ageing analysis

Ageing analysis of trade receivables as at 30 June 2003 is as follow:

	As at 30 June 2003 (unaudited) *HK$'000*	As at 31 March 2003 (audited) *HK$'000*
0–30 days	886,547	490,851
31–60 days	53,630	27,213
61–90 days	19,970	10,680
Over 90 days	33,950	24,772
	994,097	553,516

Customers are generally granted credit terms of 30 days. Credit terms for customers of system integration business normally range from 30 days to 180 days.

Ageing analysis of trade payables as at 30 June 2003 is as follow:

	As at 30 June 2003 *(unaudited)* *HK$'000*	As at 31 March 2003 *(audited)* *HK$'000*
0–30 days	1,690,267	1,339,852
31–60 days	157,111	149,535
61–90 days	24,794	20,870
Over 90 days	78,732	78,375
	1,950,904	1,588,632

retail market. On the corporate side, IT purchases from both government and the education sectors were delayed. At the same time, marketing and promotional activities were affected to a large extent by SARS. Although impacted by SARS in the short-run, China IT market continued to demonstrate *great potential. During* the quarter, computer became one of the major channels for acquiring news and for entertainment. The launch of "Lesson on Air" e-learning model by secondary and primary schools also resulted in increased demand for computers from consumers.

Computer shipment of the Group's core business achieved outstanding results during this quarter, representing a 22% increase as compared with last year and greatly outperformed the market's 10% *growth during the same period. The Group's operational* strategy for the year was to accelerate sales growth apart from the fundamental principle of maintaining a steady profit growth. Turnover of the Group in this quarter experienced an 11.37% increase from the same period last year, together with an increase in *the gross profit margin.* The Group's overall net profit for the quarter achieved an increase of 3.86% from the same period last year.

For corporate IT business, the Group *overcame the negative impact of* SARS by adopting innovative marketing strategies to keep close liaison with our customers and gained new customers from various communication channels during the quarter. In addition, demand for notebook computer increased during the period. *With the all-rounded product lines covering from high to* low end markets, Legend's notebook computer experienced an increased shipment of more than 52% when compared with the same period last year.

The Group introduced new market segmentation strategy. Customers prefer computer products which are not only with highly reputable brands, but also can be bought easily. Legend's consumer desktop computer recorded strong shipment with a 24.5% increase from the same period last year. During the quarter, the Group met different demands in the consumer market with 3 main *product lines*– "Tianjiao", "Fengxing" and "Jiayue": "Tianjiao" is a PC that emphasizes digital applications in satisfying the customers in pursuit of trendy living; "Fengxing" is a leading-edge PC with high-power performance specially designed for computer pioneers; "Jiayue" targets low *income families and students,* with user-friendliness and easy learning as selling points. Besides product segmentation, the Group implemented promotional activities targeting different customers in an effort to attain the highest effectiveness in marketing. To meet the customers' increasing demand on *the mobility of computers, the Group launched* "Tianyi" consumer notebook computer in this quarter to further penetrate the notebook market.

For the mobile handset business, the *Group increased investment* in product development and rolled out 6 new color-screen products in this quarter, three of which are equipped with multimedia messaging service (MMS) function. They were the first group of products that carried the new logo of the Group. In addition, "ET180" was the *first PC phone model launched by a local* Chinese manufacturer with Pocket PC functions that simultaneously meet the needs of commercial applications and entertainment. Legend's new mobile handset products achieved satisfying sales results, with shipment increased dramatically by over 64% as compared *with the same period* last year.

The Group's IT service businesses acquired last year performed as anticipated in the quarter. The businesses integrated well, leading to a healthy growth in overall sales, and further strengthened foundation for future growth of the Group's IT service business.

In the coming quarter, the Group will continue to adopt the operational strategy of both maintaining steady profit growth and accelerating sales growth. The Group will firmly pursue the strategy of "Three-tier Business", striving for better results in the core business, growth business and seed business according to different strategic targets and operation benchmarks, so as to deliver sustainable healthy returns to the shareholders in the long-term.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the three months ended 30 June 2003, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month/Year	*Number of shares* repurchased	Highest price per share *HK$*	*Lowest* price per share *HK$*	Aggregate consideration paid (including expenses) *HK$'000*
April 2003	9,350,000	2.375	2.025	20,124

The repurchased shares were cancelled and accordingly, the issued share capital was reduced by the nominal value thereof. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including a review of *the unaudited quarterly financials.*

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this quarterly results, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange, except that Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 6 August 2003

lenovo 联想

Legend Group Limited 聯想集團有限公司

(根據公司條例於香港註冊成立)

二零零三／零四年度第一季度業績公佈

季度業績

聯想集團有限公司(「本公司」)董事會特此宣佈，本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止三個月的未經審核的業績，以及去年同期的數字如下：

綜合損益表

	附註	截至二零零三年六月三十日止三個月 (未經審核) 港幣千元	截至二零零二年六月三十日止三個月 (未經審核) 港幣千元
營業額	3	5,341,739	4,796,352
除利息、稅項、折舊及攤銷前經營溢利		307,328	300,437
折舊費用		(48,197)	(32,015)
無形資產攤銷		(6,793)	(1,838)
出售證券投資收益		—	6,401
利息收入		21,045	13,591
經營溢利	4	273,383	286,576
財務費用		—	—
		273,383	286,576
應佔共同控制實體虧損		(8,629)	(18,251)
應佔聯營公司溢利		5,109	7,207
除稅前溢利		269,863	275,532
稅項	5	3,405	(10,919)
除稅後溢利		273,268	264,613
少數股東權益		4,988	3,303
股東應佔溢利		278,256	267,916
每股盈利－基本	7	3.73仙	3.57仙
每股盈利－全面攤薄	7	3.72仙	3.56仙

綜合資產負債表

	於二零零三年六月三十日 (未經審核) 港幣千元	於二零零三年三月三十一日 (經審核) 港幣千元
非流動資產		
無形資產	113,828	120,621
有形固定資產	821,707	845,976
在建工程	211,808	174,138
於共同控制實體的投資	189,836	198,549
於聯營公司的投資	101,085	101,613
證券投資	83,636	73,649
遞延稅項資產	9,390	—
	1,531,290	1,514,546
流動資產		
存貨	1,528,180	1,269,051
應收賬款	994,097	553,516
應收票據	398,696	383,412
按金、預付款項及其他應收賬款	238,953	226,748
現金及銀行結餘	2,935,948	2,808,323
	6,095,874	5,241,050
流動負債		
應付賬款	1,950,904	1,588,632
應付票據	486,171	279,381
[illegible]	[illegible]	630,779

3. 營業額、收益及分類資料

3A. *基本報告格式－地域分類*

(i) 截至二零零三年六月三十日止三個月：

	中華人民共和國(「中國」) (未經審核) 港幣千元	其他 (未經審核) 港幣千元	合計 (未經審核) 港幣千元
損益表			
營業額	5,268,597	73,142	5,341,739
分類經營業績	268,533	(9,402)	259,131
無形資產攤銷	(6,793)	—	(6,793)
財務收入			21,045
財務費用			—
盈利貢獻			273,383
應佔共同控制實體虧損	(8,629)	—	(8,629)
應佔聯營公司溢利	5,109	—	5,109
除稅前溢利			269,863
稅項			3,405
除稅後溢利			273,268
少數股東權益			4,988
股東應佔溢利			278,256

(ii) 截至二零零二年六月三十日止三個月：

	中國 (未經審核) 港幣千元	其他 (未經審核) 港幣千元	合計 (未經審核) 港幣千元
損益表			
營業額	4,698,101	98,251	4,796,352
分類經營業績	259,335	9,087	268,422
出售證券投資的收益	6,401	—	6,401
無形資產攤銷	(1,838)	—	(1,838)
財務收入			13,591
財務費用			—
盈利貢獻			286,576
應佔共同控制實體虧損	(18,251)	—	(18,251)
應佔聯營公司溢利	7,207	—	7,207
除稅前溢利			275,532
稅項			(10,919)
除稅後溢利			264,613
少數股東權益			3,303
股東應佔溢利			267,916

3B. *輔助報告格式－業務分類*

(i) 截至二零零三年六月三十日止三個月：

	營業額 (未經審核) 港幣千元	盈利貢獻 (未經審核) 港幣千元
企業IT業務	2,578,273	177,717
消費IT業務	2,045,080	154,684
手持設備業務	400,521	(24,257)
IT服務業務	109,399	(9,965)
合同製造業務	208,466	(20,126)
商譽攤銷	—	(4,670)
	5,341,739	273,383

(ii) 截至二零零二年六月三十日止三個月：

	營業額 (未經審核) 港幣千元	盈利貢獻 (未經審核) 港幣千元
企業IT業務	[illegible]	163,876

8. 賬齡分析

於二零零三年六月三十日，應收賬款的賬齡分析如下：

	於二零零三年六月三十日 (未經審核) 港幣千元	於二零零三年三月三十一日 (經審核) 港幣千元
零至三十日	886,547	490,851
三十一至六十日	53,630	27,213
六十一至九十日	19,970	10,680
九十日以上	33,950	24,772
	994,097	553,516

與集團有業務往來的客戶，除系統集成客戶享有30天至180天的商業信用期外，其餘客戶一般享有30天信用期。

於二零零三年六月三十日，應付賬款的賬齡分析如下：

	於二零零三年六月三十日 (未經審核) 港幣千元	於二零零三年三月三十一日 (經審核) 港幣千元
零至三十日	1,690,267	1,339,852
三十一至六十日	157,111	149,535
六十一至九十日	24,794	20,870
九十日以上	78,732	78,375
	1,950,904	1,588,632

9. 本公司的簡明資產負債表

	於二零零三年六月三十日 (未經審核) 港幣千元	於二零零三年三月三十一日 (經審核) 港幣千元
有形固定資產	37,676	41,000
投資	2,376,320	2,365,765
流動資產	4,050,764	4,092,032
流動負債	92,386	102,858
淨流動資產	3,958,378	3,989,174
總資產減流動負債	6,372,374	6,395,939
股本	186,700	186,934
儲備	6,185,674	6,208,701
遞延稅項負債	—	304
	6,372,374	6,395,939

財務回顧

業績

截至二零零三年六月三十日止，集團的季度營業額約為港幣53.42億元，比去年同期的季度營業額港幣47.96億元，上升了11.37%。本季內股東應佔溢利約為港幣2.78億元，比去年同期的季度溢利港幣2.68億元，上升了3.86%。

資本性支出

截至二零零三年六月三十日止的三個月內，資本性支出為港幣0.72億元，主要用於研發項目的在建工程及添置固定資產。

流動資金及財務資源

於二零零三年六月三十日止，現金及銀行結餘為港幣29.4億元，其中31.6%為港幣，37.6%為人民幣，30.2%為美元，0.6%為其他貨幣，用於海外業務所需。期末的流動比率為1.95。綜合的可動用信用額度為港幣29億元。

本集團繼續採用對沖政策，以降低匯率變化對一般商貿活動造成的影響。於二零零三年六月三十日，集團未完成的遠期外匯合約及幣種變換總金額為港幣2.67億元。

期內，集團沒有任何銀行貸款或以財務租約持有的資產。

或然負債

於二零零三年六月三十日止，本集團沒有重大的或然負債。

應收賬款	994,097	553,516
應收票據	398,696	383,412
按金、預付款項及其他應收賬款	238,953	226,748
現金及銀行結餘	2,935,948	2,808,323
	6,095,874	5,241,050
流動負債		
應付賬款	1,950,904	1,588,632
應付票據	486,171	279,381
應計費用及其他應付賬款	678,408	630,779
應付稅項	4,893	8,212
	3,120,376	2,507,004
流動資產淨值	2,975,498	2,734,046
總資產減流動負債	4,506,788	4,248,592
資金來源：		
股本	186,700	186,934
儲備	4,269,929	4,001,587
股東資金	4,456,629	4,188,521
少數股東權益	50,159	59,741
遞延稅項負債	–	330
	4,506,788	4,248,592

簡明綜合現金流量表

	截至二零零三年六月三十日止三個月（未經審核）港幣千元	截至二零零二年六月三十日止三個月（未經審核）港幣千元
經營活動所得現金淨額	210,268	315,579
投資活動所耗現金淨額	(62,508)	(10,442)
融資活動（所耗）／所得現金淨額	(20,124)	1,887
現金及現金等價物的增加	127,636	307,024
匯率變動的影響	(11)	(1,482)
期初現金及現金等價物	2,808,323	2,441,169
期末現金及現金等價物	2,935,948	2,746,711

綜合股東權益變動表

	股本（未經審核）港幣千元	股份溢價（未經審核）港幣千元	綜合賬目時產生的盈餘（未經審核）港幣千元	匯兌儲備（未經審核）港幣千元	投資重估儲備（未經審核）港幣千元	股份回購儲備（未經審核）港幣千元	累計虧損（未經審核）港幣千元	合計（未經審核）港幣千元
於二零零三年四月一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
投資證券公平市值盈餘	–	–	–	–	9,987	–	–	9,987
匯兌差額	–	–	–	(11)	–	–	–	(11)
未於損益賬中確認的損益淨額	–	–	–	(11)	9,987	–	–	9,976
期內盈利	–	–	–	–	–	–	278,256	278,256
購回股份	(234)	–	–	–	–	234	(20,124)	(20,124)
於二零零三年六月三十日	186,700	4,734,055	27,871	4,300	(4,509)	2,823	(494,611)	4,456,629
於二零零二年四月一日	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
投資證券公平市值虧損	–	–	–	–	(10,344)	–	–	(10,344)
匯兌差額	–	–	–	(1,481)	–	–	–	(1,481)
未於損益賬中確認的虧損淨額	–	–	–	(1,481)	(10,344)	–	–	(11,825)
期內盈利	–	–	–	–	–	–	267,916	267,916
出售證券投資的變現儲備	–	–	–	–	(6,400)	–	–	(6,400)
行使購股權	16	1,871	–	–	–	–	–	1,887
購回股份	(50)	–	–	–	–	50	(5,765)	(5,765)
於二零零二年六月三十日	187,667	4,734,055	27,893	2,674	(3,229)	1,856	(1,023,069)	3,927,847

附註：

1. **編製基礎**

本集團未經審核季度業績由董事負責編製。此未經審核季度業績根據香港會計師公會頒佈的會計實務準則第25條「中期財務報告」編製。本簡明賬目必須與截至二零零三年三月三十一日止年度經審核賬目一起閱覽。

2. **主要會計政策**

本集團在編製未經審核季度業績時，採用與截至二零零三年三月三十一日止年度賬目一致的主要會計政策及計算方法，因採納由香港會計師公會所頒佈在二零零三年一月一日或以後會計期間有效的會計實務準則第12號「所得稅」而需更改的除外。

IT服務業務	109,399	(9,965)
合同製造業務	208,466	(20,126)
商譽攤銷	–	(4,670)
	5,341,739	273,383

(ii) 截至二零零二年六月三十日止三個月：

	營業額（未經審核）港幣千元	盈利貢獻（未經審核）港幣千元
企業IT業務	2,495,236	163,876
消費IT業務	1,832,654	114,471
手持設備業務	261,092	4,173
IT服務業務	36,995	(10,692)
合同製造業務	170,375	10,185
出售證券投資的收益	–	6,401
商譽攤銷	–	(1,838)
	4,796,352	286,576

4. 經營溢利

	截至二零零三年六月三十日止三個月（未經審核）港幣千元	截至二零零二年六月三十日止三個月（未經審核）港幣千元
(a) 營業額	5,341,739	4,796,352
銷售成本	(4,507,011)	(4,053,585)
毛利	834,728	742,767
其他收入	21,045	13,591
出售證券投資的收益	–	6,401
分銷費用	(385,938)	(282,726)
行政費用	(92,298)	(92,447)
其他經營費用	(97,361)	(99,172)
無形資產攤銷	(6,793)	(1,838)
經營費用總額（見(b)）	(582,390)	(476,183)
經營溢利	273,383	286,576
(b) 根據費用性質的經營費用分析：		
銷售費用	(144,050)	(83,770)
推廣及廣告費用	(84,236)	(116,990)
員工成本	(224,023)	(165,931)
其他費用	(123,288)	(107,654)
無形資產攤銷	(6,793)	(1,838)
經營費用總額	(582,390)	(476,183)

5. 稅項

(a) 本年及去年截至六月三十日止的三個月內，由於集團在香港未產生應納稅所得額，所以期間並未就香港利得稅作出撥備。

(b) 根據二零零三年一月一日起生效的香港會計實務準則第12號「所得稅」，我們對集團遞延稅項進行了回顧。本季度集團確認了港幣約972萬元的遞延稅項資產，主要是因為預計折扣、預提存貨削價準備及固定資產折舊的賬面值與稅基的差異所致。

(c) 位於香港以外地區（包括中國大陸）所經營的附屬公司，按各公司所在地的應納稅所得額及適用稅率，計算稅項開支。

(d) 於綜合損益賬內扣除的稅項包括：

	截至二零零三年六月三十日止三個月（未經審核）港幣千元	截至二零零二年六月三十日止三個月（未經審核）港幣千元
香港以外地區的稅項	6,084	10,277
遞延稅項	(9,720)	–
	(3,636)	10,277
應佔稅項：		
共同控制實體	84	–
聯營公司	147	642
	(3,405)	10,919

6. 股息

本公司董事建議不派付本季度股息（二零零二／零三年：無）。

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零三年六月三十日止三個月（未經審核）	截至二零零二年六月三十日止三個月（未經審核）
用以計算每股基本及攤薄盈利的盈利（港幣千元）	278,256	267,916
用以計算每股基本盈利的加權平均股數	7,470,491,031	7,508,347,888
股份潛在攤薄影響	9,832,431	12,336,310
用以計算每股攤薄盈利的加權平均股數	7,480,323,462	7,520,684,198

幣，37.6%為人民幣，30.2%為美元，0.6%為其他貨幣，用於海外業務所需。期末的流動比率為1.95。綜合的可動用信用額度為港幣29億元。

本集團繼續採用對沖政策，以降低匯率變化對一般商貿活動造成的影響。於二零零三年六月三十日，集團未完成的遠期外匯合約及幣種變換總金額為港幣2.67億元。

期內，集團沒有任何銀行貸款或以財務租約持有的資產。

或然負債

於二零零三年六月三十日止，本集團沒有重大的或然負債。

員工

於二零零三年六月三十日止的三個月內，為加強銷售網絡建設及售後服務，集團的員工總人數在期末時增至10,792名。其中10,660名受僱於中國大陸，132名受僱於香港及海外。集團根據業績及員工的表現實施薪酬政策、獎金及購股權計劃，同時也為員工提供諸如培訓、保險及醫療等福利，並會不時回顧這些政策以確保競爭力及符合公司需要。

業務回顧

今年四至六月期間，非典型肺炎對中國的IT市場造成一些短期影響，消費者為減低感染機會減少外出，從而影響了零售市場。企業市場方面，政府和教育的IT採購推遲。同時，市場促銷活動也由於疫情受到較大影響。儘管有非典對市場造成的短期影響，在本季內，中國IT市場仍然表現出較大需求潛力，電腦亦成了一般家庭獲取信息的一個主要工具及娛樂產品。中、小學校推出「空中課堂」的授課方式，均促進了家庭用戶對電腦的需求。

本季度集團的核心業務電腦銷售表現突出，銷量年比年增長近22%，明顯優於市場同期約10%增長。今年集團的經營策略是在保持利潤穩定增長的基礎上，實現業務快速增長。本季度集團營業額較去年同期上升11.37%，毛利率略有提升，整體純利較去年同期上升3.86%。

在企業IT業務方面，集團積極採取創新的銷售策略，以多種通訊方式與客戶保持緊密聯繫及開拓新客戶，克服了非典疫情帶來的負面影響。此外，市場對筆記本電腦需求上升，聯想筆記本電腦產品線完整，涵蓋高中低端市場，銷量比去年同期增長52%以上。

本季度集團消費IT業務採用客戶細分策略，消費者傾向選擇提供便捷購買方式及信譽較好的品牌電腦產品。聯想家用台式電腦銷售強勁，銷量較去年同期增長24.5%。季內，集團以「天驕」、「鋒行」、「家悅」三大產品線滿足消費市場上不同的需求：「天驕」是注重數碼應用的台式電腦，滿足追求時尚生活的消費者；「鋒行」電腦以技術領先及強大性能滿足技術水平較高的先鋒型電腦玩家；「家悅」電腦針對低收入家庭及學生，以操作簡易、輕鬆學習為賣點。除產品細分外，集團針對不同類型客戶進行促銷活動，務求取得細分市場的最大成效。鑒於消費者對電腦移動性的需求上升，集團季內推出「天逸」消費筆記本電腦，進一步拓展了筆記本市場。

在移動電話業務方面，集團加大自主研發投入，季內推出了6款彩屏產品，其中3款具有彩信(MMS)功能，是集團第一批以新品牌標識推出的產品。「ET180」更是首款由中國廠家推出的高端電腦手機，具備掌上電腦功能，並能同時滿足商業應用及娛樂需要。聯想移動電話新產品銷售情況理想，季內銷量較去年同期大幅增長逾64%。

集團的IT服務取得很好的銷售額增長，去年收購的業務在季內表現符合預期，整合情況理想，為IT服務業務未來的發展打下了基礎。

在未來季度，集團將繼續採取保持利潤穩定增長和實現業務快速增長並行的經營策略，在業務發展方面堅持實施三層業務推進戰略，爭取核心業務、成長業務及種子業務在相應不同的戰略目標和經營指標上作出更好的成績，為股東帶來長期的豐厚回報。

購買、出售或贖回本公司的上市證券

截至二零零三年六月三十日止三個月內，本公司於香港聯合交易所有限公司（「聯交所」）購回本公司股份如下：

年份／月份	購回之股數	每股最高價 港元	每股最低價 港元	支付總額（包括費用）港幣千元
二零零三年四月	9,350,000	2.375	2.025	20,124

回購的股份已經註銷，已發行股本總額也相應削減。購回股份的應付溢價已經在本公司保留溢利中扣除。

除上述外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司的任何上市證券。

審核委員會

審核委員會已與管理層檢討本集團所採納的會計原則及準則，並已討論內部監控及財務申報事宜，包括審閱未經審核季度業績。

最佳應用守則

據本公司董事所知，並無任何資料合理顯示本公司現時或於本季度業績涵蓋的會計期間內曾經未有遵守聯交所上市規則附錄十四的最佳應用守則，惟非執行董事均無固定任期，彼等須按本公司章程細則輪值告退。

承董事會命
柳傳志
主席

香港，二零零三年八月六日



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Directors:

FANG Hung, Kenneth, JP
LI Kwok Wai, Frankie
LAM Kam Cheung, Kelvin
TIEN Pei Chun, James, GBS, JP*
CHU Chi Wai, Allan*

* *Independent Non-executive Director*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office:
7th Floor
On Dak Industrial Building
2-6 Wah Sing Street
Kwai Chung
New Territories
Hong Kong

30th July, 2003

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES FOR THE REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND FOR THE ISSUE OF NEW SHARES

GENERAL MANDATE TO ISSUE SHARES

Approval is being sought from the shareholders of the Company to grant a general mandate (the "Share Issue Mandate") in order to provide flexibility and discretion to the directors (the "Directors") of Yeebo (International Holdings) Limited (the "Company") in the event it becomes desirable for the Company to issue shares equal in aggregate up to 20 per cent. (or 208,712,634 shares on the basis that no further shares are issued prior to the Annual General Meeting on 18th September, 2003) of its issued share capital as at the date of passing the relevant resolution. The obtaining of such a mandate is in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The Directors wish to state that they have no immediate plans to issue any new shares of the Company.

REPURCHASE MANDATE

The Listing Rules permit companies with a primary listing on The Stock Exchange of Hong Kong Limited (the "Exchange") to purchase their own securities, subject to certain restrictions, on the Exchange. At the Annual General Meeting of the Company to be held on 18th September, 2003 a resolution will be proposed to grant the Directors a general mandate (the "Repurchase Mandate") to, among other things, repurchase up to 10 per cent. of the aggregate of the nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution. In addition, a resolution will be proposed to provide the Directors with the Share Issue Mandate and adding to such mandate by a separate resolution to be proposed at the Annual General Meeting, any of its shares repurchased by the Company pursuant to the Repurchase Mandate. The Company is required by the particular rules in the Listing Rules regulating such share repurchases ("the Share Buy Back Rules") to send to its shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the Repurchase Mandate. Such information is provided below.

1. Share Capital

As at 17th July, 2003 being the latest practicable date prior to the printing of this document for ascertaining such information (the "Latest Practicable Date"), the issued share capital of the Company comprised 1,043,563,171 shares of HK$0.20 each (the "Shares"). Subject to the passing of the relevant ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting on 18th September, 2003, the Company will be allowed under the proposed Repurchase Mandate to repurchase a maximum of 104,356,317 Shares.

As at the Latest Practicable Date, the Company did not have any warrants in issue. The Directors wish to state that they have no immediate plan to issue any warrants of the Company.

2. Reasons for Repurchases

The Directors believe that the proposed Repurchase Mandate is in the best interests of the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Company's Shares and its net assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

3. Funding of Repurchases

The Company is empowered by its memorandum of association and bye-laws to repurchase its securities. Repurchases will be funded entirely from the funds legally available for that purpose. Bermuda laws provide that the repurchase of securities may only be effected out of the capital paid up on the repurchase shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a new issue of securities made for the purpose. Any amount of premium payable on the repurchase over the par value of the securities to be repurchased must be out of the funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. Such repurchase may only be made if at least two Directors by affidavit declare either that taking into account the repurchase, the Company is solvent or that all of its creditors on that date have consented in writing to the repurchase.

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st March 2003) in the event that the Repurchase Mandate is exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. General

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention if the Repurchase Mandate is approved by the shareholders of the Company, to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Exchange that so far as the same may be applicable, they will exercise power of the Company to make the repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

The Company has not repurchased any of its Shares (whether on the Exchange or otherwise) during the previous twelve months preceding the Latest Practicable Date.

If as a result of the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase may be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result a shareholder, or group of shareholders acting in concert could, depending on the level of increase of the shareholder's interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, Antrix Investment Limited ("Antrix"), a company beneficially owned by Messrs. Fang Hung, Kenneth and Li Kwok Wai, Frankie, together with parties acting in concert with it (including but not limited to Messrs. Fang Hung, Kenneth and Li Kwok Wai, Frankie) held a beneficial interest of 734,528,381 Shares in, representing approximately 70.39 per cent. of the issued share capital of the Company. If the Repurchase Mandate were exercised in full, the relevant percentage would increase to 78.21%. Any repurchase of Shares by the Company will not oblige Antrix to make a general offer. The Directors are not aware of any consequences which would give rise to any obligation to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors have no intention to exercise the Repurchase Mandate to such extent that will result in less than 25% of the Shares being held by public.

No connected persons or their associates (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of its own securities.

5. Share Prices

The highest and lowest prices at which the Company's Shares traded on the Exchange during the last twelve months preceding the Latest Practicable Date were as follows:

	Per Share	
	Highest	**Lowest**
July 2002	0.395	0.260
August 2002	0.320	0.245
September 2002	0.245	0.232
October 2002	0.232	0.226
November 2002	0.228	0.226
December 2002	0.228	0.150
January 2003	0.200	0.200
February 2003	0.200	0.200
March 2003	0.200	0.200
April 2003	0.200	0.200
May 2003	0.200	0.200
June 2003	0.210	0.083
July 2003 up to the Latest Practicable Date	0.210	0.210

RECOMMENDATION

The Directors consider that the Share Issue Mandate and the Repurchase Mandate are in the best interests of the Company and its shareholders and accordingly recommend that all its shareholders should vote in favour of the resolutions to be proposed at the Annual General Meeting. The Directors who have interest in the Company's Shares also intend to do so themselves in respect of their own holdings.

Yours faithfully
Li Kwok Wai, Frankie
Chief Executive Officer



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We[1] ______________________________ of ______________________________

being the registered holder(s) of[2] ______________________________ shares of HK$0.20 each in the capital of Yeebo (International Holdings) Limited (the "Company"), HEREBY APPOINT[3] ______________________________ of ______________________________

or failing him, the Chairman of the meeting as my/our proxy to act for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Regency Room 5 and 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on 18th September, 2003 at 10:00 a.m. and at any adjournment thereof and to vote for me/us and in my/our name(s) as indicated below, and, if no such indication is given, as my/our proxy thinks fit.

		FOR[4]	AGAINST[4]	ABSTAIN[4]
1.	To receive and consider the audited financial statements and the reports of the Directors and auditors for the year ended 31st March, 2003.			
2.	(i) To re-elect Mr. Tien Pei Chun, James as Director.			
	(ii) To authorise the Board of Directors to fix Directors' remuneration.			
3.	To appoint auditors and authorise the Board of Directors to fix their remuneration.			
4.	To pass the Ordinary Resolution contained in No. 4 of the Notice.			
5.	To pass the Ordinary Resolution contained in No. 5 of the Notice.			
6.	To pass the Ordinary Resolution contained in No. 6 of the Notice.			
7.	To fix the maximum number of Directors at 20 and to authorise the Directors to fill any vacancies and to appoint additional Directors up to that number.			

Signature[5] ______________________________

Dated this ____________ day of ____________ 2003

Notes:–

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares of HK$0.20 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. Please insert the name and address of the proxy desired. If no name is inserted, the Chairman of the meeting will act as your proxy. A proxy need not be a member of the Company.
4. Important: If you wish to vote for the resolution, tick in the appropriate box marked "For". If you wish to vote against the resolution, tick in the appropriate box marked "Against". If you wish to abstain from voting for the resolution, tick in the appropriate box marked "Abstain". Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to above.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, either under seal or under the hand of an officer or attorney or other person duly authorised.
6. Where there are joint holders of any share, any one of such joint holder may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.
7. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited to the office of the branch registrar of the Company in Hong Kong, Secretaries Limited, at G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.



YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都(國際控股)有限公司

(於百慕達註冊成立之有限公司)

董事：

方鏗太平紳士
李國偉
林錦祥
田北俊，GBS, JP*
朱知偉*

* 獨立非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要辦事處：
香港
新界
葵涌
華星街2-6號
安達工業大廈
7樓

敬啟者：

有關本公司購回本身股份及發行新股份之一般授權

發行股份之一般授權

億都(國際控股)有限公司(「本公司」)現正尋求各股東批准授予本公司董事(「董事」)一般授權(「發行股份授權」)，使彼等在本公司需要發行股份時能靈活酌情發行總額不超過於有關決議案通過當日本公司已發行股本之20%(或在二零零三年九月十八日舉行股東大會之前不再發行新股的基準下，相當於208,712,634股)，獲得此授權乃符合香港聯合交易所有限公司證券上市規則(「上市規則」)之規定。董事謹表明彼等暫無計劃發行本公司任何新股份。

購回股份授權

上市規則准許在香港聯合交易所有限公司(「聯交所」)作主要上市之公司在若干限制規限下在聯交所購回本身之證券。本公司於二零零三年九月十八日舉行之股東週年大會上，將提呈一項決議案，以授予董事一般授權(「購回授權」)，(其中包括)，可購回不超過於有關決議案獲通過當日之本公司已發行股本面值總額10%之股份。此外，股東週年大會上亦將提呈另一決議案，給予董事發行股份授權，以及提呈另一項決議案，將本公司根據購回授權所購回之股份納入該項授權內。根據上市規則中對此等股份購回之監管規定(「購回股份規則」)，本公司須向各股東寄發一份說明函件，載有一切合理所需資料，以便股東在決定投票贊成或反對購回授權時有所依據。有關資料載於下文。

1. 股本

於二零零三年七月十七日(即本通函刊印前為確定有關資料而設之最後實際可行日期(「最後可行日期」))，本公司之已發行股本為1,043,563,171股每股面值0.20港元之股份(「股份」)。倘有關普通決議案獲得通過，而在二零零三年九月十八日舉行股東週年大會之前不再發行或購回股份，則本公司根據建議提呈之購回授權可購回最多104,356,317股股份。

於最後可行日期，本公司並無任何已發行之認股權證。董事謹聲明本公司目前無意發行任何認股權證。

2. 購回之理由

董事認為建議提呈之購回授權乃符合本公司及各股東之最佳利益。此等購回可(視乎當時之市況及資金安排而定)提高本公司股份及其淨資產及／或其每股盈利，而購回僅會在董事認為對本公司及各股東有利之情況下方會進行。

3. 購回之資金

本公司組織章程大綱及細則授權本公司購回股份，購回股份之資金必須全部由法例規定可用作此用途之資金中撥出。百慕達法律規定，本公司用以購回股份之款項僅可從該購回股份之繳足股本或本公司可作派發股息或派發用途之資金，或為此用途而發行股份所得款項撥付。購回應付而高出股份面值之溢價只能從可作派發股息或派發之資金或股份溢價中付出。公司於本公司最少兩位董事以宣誓證明宣稱，計及此購回後本公司有能力償還債項或其所有於當日之債權人以書面同意此購回時方可購回股份。

倘於建議購回期間任何時間全面行使購回授權，則可能會對本公司之營運資金或資本負債水平（與截至二零零三年三月三十一日止年度之年報中經審核賬目所披露者比較）造成重大不利影響。然而，倘行使購回授權會對董事認為本公司不時須具備之營運資金或資本負債水平有重大不利影響，則在此情況下，董事不擬行使購回授權。

4. 一般事項

倘購回授權獲本公司股東批准，各董事或（經其作出一切合理查詢後所深知）彼等之聯繫人士（定義見上市規則）目前概無意向本公司或其附屬公司出售任何股份。

董事已向聯交所承諾，在適用情況下，彼等將根據上市規則及適用之百慕達法例按購回授權行使本公司之權力購回證券。

於最後可行日期前十二個月內，本公司並無在聯交所或循其他途徑購回任何本身之證券。

倘因根據購回授權行使權力購回證券而導致某一股東在本公司所佔之投票權益比例有所增加，則就香港公司收購及合併守則（「收購守則」）而言，該項權益比例之增加可視為一項收購行動。因此，該名股東或一批與其行動一致之股東可（視乎股東權益之增幅）因此取得或鞏固對本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後可行日期，由方鏗先生及李國偉先生實益擁有之公司Antrix Investment Limited（「Antrix」）及與其一致行動之各方（包括惟不限於方鏗先生及李國偉先生）實益持有本公司每股面值0.20港元之股份734,528,381股，即佔本公司已發行股本約70.39%。倘行使所有購回股份之授權，有關百分比將增加至78.21%。本公司任何購回股份將不會導致Antrix須提出強制性全面收購。據董事所知，根據購回授權而購回證券將不會導致觸及收購守則所述之任何後果。

董事無意行使購回股份之授權，使得公眾持有公司發行股本少於25%。

本公司並無獲任何關連人士或彼等之聯繫人士（定義見上市規則）知會，倘本公司獲授權購回本身之證券，彼等目前有意向本公司出售股份，彼等亦無承諾不會向本公司出售股份。

5. 股價

本公司股份由最後可行日期起，於過去十二個月期間，於聯交所之每月最高及最低成交價如下：

	股份	
	最高價	最低價
二零零二年七月	0.395	0.260
二零零二年八月	0.320	0.245
二零零二年九月	0.245	0.232
二零零二年十月	0.232	0.226
二零零二年十一月	0.228	0.226
二零零二年十二月	0.228	0.150
二零零三年一月	0.200	0.200
二零零三年二月	0.200	0.200
二零零三年三月	0.200	0.200
二零零三年四月	0.200	0.200
二零零三年五月	0.200	0.200
二零零三年六月	0.210	0.083
二零零三年七月至最後可行日期	0.210	0.210

推薦建議

董事認為發行股份授權及購回授權均符合本公司及各股東之最佳利益，故建議全體股東投票贊成各項將於股東週年大會上提呈之普通決議案。擁有本公司股權之董事擬就其本身所持股權投票贊成該等決議案。

此致

列位股東　台照

行政總裁
李國偉
謹啟

二零零三年七月三十日



YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）

股東週年大會之代表委任表格

本人／吾等(註1) ____________________

地址為 ____________________

乃億都（國際控股）有限公司（「本公司」）股本中每股面值0.20港元股份(註2) ____________________ 股

之登記持有人，茲委任(註3) ____________________，

地址為 ____________________

或倘其未克出席，則委任大會主席為本人／吾等之代表，代表本人／吾等出席本公司謹訂於二零零三年九月十八日上午十時假座香港九龍彌敦道67號凱悅酒店3樓凱悅廳5及6舉行之股東週年大會及其任何續會，代表本人／吾等依照下列欄內所示以本人／吾等之名義投票。倘無作出指示，則本人／吾等之委任代表可自行酌情投票。

		贊成(註4)	反對(註4)	棄權(註4)
1.	省覽截至二零零三年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。			
2.	(i) 重選田北俊先生為董事。			
	(ii) 授權董事會釐定各董事酬金。			
3.	委聘核數師並授權董事會釐定其酬金。			
4.	通過通告第4項所載普通決議案。			
5.	通過通告第5項所載普通決議案。			
6.	通過通告第6項所載普通決議案。			
7.	規定本公司董事人數以20位為限；及授權董事填補任何董事空缺以及額外委任董事至該數目。			

簽署(註5)：____________________

日期：二零零三年 __________ 月 __________ 日

附註：

1. 請用正楷填上姓名及地址。
2. 請填上以 閣下名義登記每股面值0.20港元之股份數目。如未有填上股份數目，則本代表委任表格將被視為指涉本公司股本中全部以 閣下名義登記之股份。
3. 請填上 閣下擬委任代表之姓名及地址，倘無填上任何姓名，大會主席將出任 閣下之代表。受委代表毋須為本公司之股東。
4. 重要提示： 閣下如擬投票贊成決議案，請在有關之「贊成」欄下劃上「✓號」； 閣下如擬投票反對決議案，請在有關之「反對」欄下劃上「✓號」； 閣下如擬放棄就決議案投票，則請在有關之「棄權」欄下劃上「✓號」。倘未有作出任何指示，則受委代表有權自行酌情投票。除本大會通告所載之決議案外，受委代表亦有權就正式提呈大會之其他決議案酌情自行投票。
5. 本代表委任表格必須由 閣下或 閣下正式書面授權之代理人簽署。如股東為一家公司，則代表委任表格上須蓋上公司印鑑，或經由公司負責人或代理人或其他正式授權人士親筆簽署。
6. 如屬聯名持有任何股份，則任何一位聯名持有人均可就有關股份親身或委派代表出席大會投票，猶如彼為唯一有權投票者。惟若親身或委派代表出席會議之聯名持有人超過一位，則只有排名較先之持有人方可投票（不論親身或委派代表投票），而其他聯名持有人之投票將屬無效，就此而言，排名先後乃以股東名冊上有關該聯名股份之排名次序為準。
7. 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經證明之該等授權書或其他授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司在香港之股份過戶登記處分處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），方為有效。股東填妥並交回代表委任表格後，仍可親身出席大會及在會上投票。
8. 本代表委任表格上之任何更改，一律須經簽署人簡簽示可。



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2003

The Board of Directors of Yeebo (International Holdings) Limited (the "Company") announces that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2003 are summarised as follows:–

	Notes	Year ended 31st March 2003 *HK$'000*	2002 *HK$'000*
Turnover		273,181	267,055
Cost of sales		(245,913)	(230,013)
Gross profit		27,268	37,042
Other operating income		7,293	11,185
Revaluation increase (decrease) on investment properties		520	(1,128)
Impairment loss on discontinuance of a business	3	–	(2,793)
Selling and distribution expenses		(9,381)	(8,547)
Administrative expenses		(28,414)	(29,213)
Unrealised loss in investments in trading securities		(17,334)	–
Impairment loss in respect of club debentures		(500)	–
(Loss) profit from operations	4	(20,548)	6,546
Finance costs		(1,393)	(57)
Gain on disposal of a subsidiary	3	70	–
(Loss) profit before taxation		(21,871)	6,489
Taxation	5	(605)	(7)
(Loss) profit for the year		(22,476)	6,482
(Loss) earning per share			
Basic	7	(2.15 cents)	0.63 cent
Diluted		N/A	0.63 cent

Notes:

1. **ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

   In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these new and revised SSAPs has resulted in a change in the format of presentation of the cash flow statement and an inclusion of the statement of changes in equity, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior year adjustment has been required.

2. **BUSINESS AND GEOGRAPHICAL SEGMENTS**

   Business segments

   For management purpose, the Group was organised into three operating divisions – LCDs, investment property holding and others. These divisions are the bases on which the Group reports its primary segment information.

   Principal activities are as follows:

   LCDs – manufacture and sales of LCDs
   Investment property holding – investment properties held under operating leases *(Note)*
   Others – manufacture and sales of products other than LCDs

   Note: During the year ended 31st March, 2003, the Group acquired investment properties of approximately HK$191 million and investment property holding becomes a principal activity of the Group.

   Segmental information about these businesses is presented below:

   2003

	LCDs *HK$'000*	Investment property holding *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Segment revenue				
External sales	251,735	–	16,515	268,250
Rental income	–	4,931	–	4,931
	251,735	4,931	16,515	273,181
Result				
Segment result	(6,727)	5,386	337	(1,004)
Dividend income				2,990
Interest income				1,335
Unrealised loss in investments in trading securities				(17,334)
Impairments loss in club debentures				(500)
Unallocated corporate expenses				(6,035)
Loss from operations				(20,548)
Finance costs	(388)	(1,005)	–	(1,393)
Gain on disposal of a subsidiary				70
Loss before taxation				(21,871)
Taxation				(605)
Loss for the year				(22,476)

   The Group discontinued the PCB business during the year ended 31st March, 2002.

   2002

	Continuing operations LCDs *HK$'000*	Investment property holding *HK$'000*	Others *HK$'000*	Discontinuing operations PCBs *HK$'000*	Consolidated *HK$'000*
Segment revenue					
External sales	250,183	–	16,872	–	267,055
Rental income	–	49	–	–	49
	250,183	49	16,872	–	267,104
Result					
Segment result	11,157	34	753	(2,793)	9,151
Interest income					4,490
Unallocated corporate expenses					(7,095)
Profit from operations					6,546
Finance cost					(57)
Profit before taxation					6,489
Taxation					(7)
Profit for the year					6,482

   Geographical segments

   The Group's operations are mainly located in Hong Kong and other regions of the People's Republic of China (the "PRC"). The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of goods or services.

	Turnover by geographical market 2003 *HK$'000*	2002 *HK$'000*
Hong Kong, the PRC	230,455	235,196
Other regions of the PRC	26,545	21,914
Other countries	16,181	9,945
	273,181	267,055

3. **GAIN ON DISPOSAL OF A SUBSIDIARY/IMPAIRMENT LOSS ON DISCONTINUANCE OF A BUSINESS**

   In January, 2002, the Group entered into an agreement to dispose of a subsidiary engaged in the PCB business for a consideration of HK$1,150,000 and the plant and equipment of the subsidiary were the major assets being disposed of. Accordingly, the Group had written down the plant and equipment to the recoverable amount and the loss on discontinuance of the PCB business, including an impairment loss on the plant and equipment of HK$2,118,000, amounting to HK$2,793,000 was accounted for in the financial statements for the year ended 31st March, 2002. During the current year, the Group completed the disposal of the subsidiary resulting in a gain of approximately HK$70,000 which represented the net liabilities, consisting of trade and other payables, of the subsidiary at the date of disposal.

   The subsidiary did not have any significant contributions to the results and cash flows of the Group for the year ended 31st March, 2003.

   A deposit of HK$345,000 out of the consideration of HK$1,150,000 had been received in the year ended 31st March, 2002 and the remaining balance of HK$805,000 was received during the current year and disclosed in the consolidated cash flow statement for the current year.

4. **(LOSS) PROFIT FROM OPERATIONS**

	2003 *HK$'000*	2002 *HK$'000*
(Loss) profit from operations has been arrived at after charging:		
Auditors' remuneration	497	480
Cost of inventories recognised as expenses	125,726	133,199
Depreciation and amortisation	17,423	15,311
Loss on disposals of property, plant and equipment	96	2,403
Staff costs, including directors' emoluments	76,917	64,567
and after crediting:		
Interest income	1,335	4,490
Dividend income	2,990	–
Gross rent from investment properties	4,931	49
Less: outgoings	(14)	(15)
	4,917	34

5. **Taxation**

	2003 *HK$'000*	2002 *HK$'000*
The tax charge comprises:		
Hong Kong Profits Tax	7	7
The PRC income tax	598	–
	605	7

   Hong Kong Profits Tax is calculated at 16% on the estimated assessable profit for both years.

   The PRC income tax is calculated at the rate prevailing in the relevant jurisdiction.

6. **Dividend**

   The Directors do not recommend the payment of any dividend for the year (2002: Nil).

7. **(Loss) Earning per share**

   The calculation of the basic and diluted (loss) earning per share is based on the following data:

	2003 *HK$'000*	2002 *HK$'000*
(Loss) earning for the purposes of basic and diluted (loss) earning per share	(22,476)	6,482
	'000	'000
Weighted average number of ordinary shares for the purposes of basic (loss) earning per share	1,043,564	1,030,384
Effect of dilutive share options		5,729
Weighted average number of ordinary shares for the purposes of diluted (loss) earning per share		1,036,113

   No diluted loss per share has been presented for the year as there were no potential dilutive ordinary shares in issue.

BUSINESS REVIEW AND PROSPECTS

Review of operations

The Group recorded a turnover of HK$273 million for the year ended 31st March 2003. Excluding approximately HK$5 million rental income generated from the investment properties, turnover for the Group maintained at HK$268 million. Gross profit from sales of LCD and other products decreased from HK$37 million to HK$22 million. Loss for the year amounted to HK$22 million (2002: profit of HK$6 million) out of which HK$17 million was unrealised loss in investments in trading securities.

The TN LCD market continued to shrink with increasing number of suppliers cutting their price to maintain their market share. This affirms that the Group made the right decision to divert its resources for the production of STN LCD and LCD modules.

The development of the STN and LCD modules business of the Group is still at preliminary stage and it requires more effort and time to build up to a meaningful business. The Group will continue to upgrade its manufacturing capability for STN and LCD modules. Expenditure incurred for this purpose is expected to be reduced when our production facilities are upgraded to a satisfactory level in the coming year.

Prospect

Facing fierce competition and decreasing selling price of the LCD products; we will continue to increase our marketing effort and to control our costs.

On the marketing side, our customer service team was enhanced so as to provide better customer service and to diversify the customer base. This resulted in more frequent visits to existing customers and more participation in trade shows and exhibitions targetting new customers. Agents were also appointed to explore overseas market in Europe, the United States, Japan, South Korea and Taiwan.

On the cost control side, among other measures, our new ITO coating line, became fully operational during the year and has enabled all ITO coated glass for our products, one of our major production materials, to be produced internally. To further reduce our operating cost and to improve the production yield, more automated production equipment, particularly for the manufacturing of high end TN and STN products, has been acquired. We expect that this equipment would be fully functional in the last quarter of 2003.

Investment Alternatives

As at 31st March, 2002, the Group had available cash of HK$176 million. The surplus funds had been deposited with banks on short term basis before the Group identified other investment alternatives with better return.

During the year, the Group invested approximated HK$83 million in securities of Hong Kong blue-chips companies. Despite an unexpected downturn of the market resulting in an accounting loss in such investments at the end of the financial year, we believe that such investments would generate a satisfactory return in the foreseeable future. As a matter of fact, the market value of the relevant investments has increased by HK$12 million since the year end to date.

The Group also completed on 30th November, 2002 the acquisition of a commercial property ("the Property") at a total purchase price of HK$191.2 million. The transaction was structured in such a way that the Property was leased back to the vendor at a monthly rent of HK$1.2 million for a term of 3 years. A mortgage loan of HK$128.8 million from a bank was arranged to partly finance the transaction and the balance was funded by internal resources. The rent from the Property is more than adequate to cover the mortgage payments. The Property also provides a stable source of income. Net income after interest charge generated from the Property amounted to HK$3.8 million.

Liquidity and capital resources

During the year, the Group invested HK$83 million in listed securities and acquired investment properties and other fixed assets such as property, plant and equipment of HK$191 million and HK$53 million respectively. As a result, its bank balances and cash, including time deposits, decreased from HK$176 million to HK$16 million. The Group's current ratio and quick ratio were 2.2 times (2002: 6.3 times) and 1.5 times (2002: 4.9) respectively. A sound liquidity position was still maintained.

As at 31st March, 2003, the Group had total assets of HK$553 million which were financed by liabilities of HK$213 million, and shareholders' equity of HK$340 million.

The Group had banking facilities amounted to HK$211 million (2002: HK$43 million) of which HK$159 million (2002: HK$4 million) were utilized; HK$124 million were for financing the acquisition of the Property and balance of HK$35 million were for working capital of the Group.

The gearing ratio, as a ratio of bank borrowings to networth, stood at 46.7% at the end of the year.

The Group did not have any material exposure to fluctuation in exchange rates.

Employment and remuneration policy

The remuneration policy and package of the Group's employees are structured by reference to market terms and industry's practice. In addition, discretionary bonus and other individual performance are awarded to staff with reference to the financial performance of the Group and the personal performance of individual staff. Staff benefit plans maintained by the Group include mandatory provident fund scheme, share option scheme and medical insurance.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 15th September, 2003 to 18th September, 2003, both days inclusive, during which period no transfer of shares will be effected.

CODE OF BEST PRACTICE

The Company has compiled throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of shares or other listed securities of the Company or by any of its subsidiaries during the year.

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The detailed results containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 17th July, 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company will be held at Regency Room 5 & 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on 18th September, 2003 at 10:00 a.m. for the following purposes:–

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the Directors and auditors for the year ended 31st March, 2003.

2. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

3. To appoint auditors and authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

4. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers and authority of the Company to purchase its own securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with paragraph (b) of this Resolution, all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) or of any other stock exchange, be and is hereby generally and unconditionally approved and authorised;

(b) the aggregate nominal amount of the securities of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not in the case of shares in the Company exceed 10 per cent. of the aggregate nominal share capital of the Company in issue at the date of this Resolution and in the case of warrants shall not exceed 10 per cent. of the amount of the outstanding warrants of the Company at the date of this Resolution and the authority pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors by this Resolution (Note 4)."

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) a general mandate be and it is hereby unconditionally given to the Directors of the Company to exercise all the powers of the Company during the Relevant Period (as hereinafter defined) to issue, allot and dispose of shares in the capital of the Company (including making and granting offers agreements and options which would or which might require shares to be issued, allotted or disposed of, whether during the Relevant Period or thereafter) otherwise than pursuant to:–

(i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard, as appropriate, to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, or in any territory outside, Hong Kong);

(ii) any share option scheme or similar arrangement established by the Company and approved by The Stock Exchange of Hong Kong Limited;

(iii) any issue of shares in the Company upon the exercise of subscription rights attaching to any warrants of the Company which may be issued from time to time; or

(iv) any script dividend scheme or similar arrangement implemented in accordance with the Bye-laws of the Company;

(b) the aggregate nominal amount of the share capital issued, allotted or disposed of pursuant to paragraph (a) of this Resolution shall not exceed 20 per cent. of the aggregate of the nominal amount of the issued share capital of the Company as at the date of passing of this Resolution.

(c) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors of the Company by this Resolution (Note 5)."

6. To consider and, if though fit, pass the following resolution as an Ordinary Resolution:–

"THAT conditional upon the Resolutions Numbers 4 and 5 being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to Resolution Number 5 be and it is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 4 provided that such amount shall not exceed 10 per cent. of the aggregate nominal value of the issued share capital of the Company at the date of this Resolution."

7. "THAT the maximum number of Directors of the Company shall be 20 and the Directors of the Company be and they are hereby authorised to fill any vacancies on the Board of Directors and to appoint additional Directors up to that number."

4. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers and authority of the Company to purchase its own securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with paragraph (b) of this Resolution, all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) or of any other stock exchange, be and is hereby generally and unconditionally approved and authorised;

(b) the aggregate nominal amount of the securities of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not in the case of shares in the Company exceed 10 per cent. of the aggregate nominal share capital of the Company in issue at the date of this Resolution and in the case of warrants shall not exceed 10 per cent. of the amount of the outstanding warrants of the Company at the date of this Resolution and the authority pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors by this Resolution (Note 4)."

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) a general mandate be and it is hereby unconditionally given to the Directors of the Company to exercise all the powers of the Company during the Relevant Period (as hereinafter defined) to issue, allot and dispose of shares in the capital of the Company (including making and granting offers agreements and options which would or which might require shares to be issued, allotted or disposed of, whether during the Relevant Period or thereafter) otherwise than pursuant to:–

(i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard, as appropriate, to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, or in any territory outside, Hong Kong);

(ii) any share option scheme or similar arrangement established by the Company and approved by The Stock Exchange of Hong Kong Limited;

(iii) any issue of shares in the Company upon the exercise of subscription rights attaching to any warrants of the Company which may be issued from time to time; or

(iv) any script dividend scheme or similar arrangement implemented in accordance with the Bye-laws of the Company;

(b) the aggregate nominal amount of the share capital issued, allotted or disposed of pursuant to paragraph (a) of this Resolution shall not exceed 20 per cent. of the aggregate of the nominal amount of the issued share capital of the Company as at the date of passing of this Resolution.

(c) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors of the Company by this Resolution (Note 5)."

6. To consider and, if though fit, pass the following resolution as an Ordinary Resolution:–

"THAT conditional upon the Resolutions Numbers 4 and 5 being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to Resolution Number 5 be and it is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 4 provided that such amount shall not exceed 10 per cent. of the aggregate nominal value of the issued share capital of the Company at the date of this Resolution."

7. "THAT the maximum number of Directors of the Company shall be 20 and the Directors of the Company be and they are hereby authorised to fill any vacancies on the Board of Directors and to appoint additional Directors up to that number."

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 17th July, 2003

Notes:–

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member.

(2) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited to the office of the branch registrar of the Company in Hong Kong, Secretaries Limited at G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(3) For the purpose of determining the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from 15th September, 2003 to 18th September, 2003, both days inclusive, during which period no transfer of shares will be effected.

(4) An Explanatory Statement in relation to Resolution 4 will be sent to shareholders and other persons who are entitled thereto.



YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都(國際控股)有限公司

(於百慕達註冊成立之有限公司)

截至二零零三年三月三十一日止年度
業績公佈

億都(國際控股)有限公司(「本公司」)董事會公佈，本公司及其附屬公司(「本集團」)截至二零零三年三月三十一日止年度之經審核綜合業績概述如下：

	附註	截至三月三十一日止年度 二零零三年 千港元	二零零二年 千港元
營業額		273,181	267,055
銷售成本		(245,913)	(230,013)
毛利		27,268	37,042
其他經營收入		7,293	11,185
投資物業重估增加(減少)		520	(1,128)
終止一項業務帶來之減損	3	—	(2,793)
銷售及分銷成本		(9,381)	(8,547)
行政費用		(28,414)	(29,213)
買賣證券投資之未變現虧損		(17,334)	—
會所債券之減損		(500)	—
經營(虧損)溢利	4	(20,548)	6,546
融資成本		(1,393)	(57)
出售附屬公司之收益	3	70	—
除稅前(虧損)溢利		(21,871)	6,489
稅項	5	(605)	(7)
本年度(虧損)溢利		(22,476)	6,482
每股(虧損)盈利			
基本	7	(2.15 仙)	0.63 仙
攤薄		不適用	0.63 仙

附註：

1. 採納全新及經修訂會計實務準則

於本年度，本集團首次採納多項由香港會計師公會頒佈之全新及經修訂會計實務準則(「會計實務準則」)。採納該等全新及經修訂會計實務準則引致現金流動表之呈列方式及股權變動表之載入方式有所轉變，惟並無對本期間或過往之會計期間產生任何重大影響，因此毋須作出前年度調整。

2. 按業務及地區劃分之分類資料

業務分類

就管理而言，本集團分為三個營業部門－液晶體顯示器、持有投資物業及其他。此等部門乃本集團呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器 － 製造及銷售液晶體顯示器
持有投資物業 － 根據經營租賃持有之投資物業(附註)
其他 － 製造及銷售液晶體顯示器以外之產品

附註：於截至二零零三年三月三十一日止年度內，本集團收購價值約191,000,000港元之投資物業，持有投資物業遂成為本集團之主要業務。

有關此等業務之分類資料呈列如下：

二零零三年

	液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	綜合 千港元
分類收入				
對外銷售	251,735	—	16,515	268,250
租金收入	—	4,931	—	4,931
	251,735	4,931	16,515	273,181
業績				
分類業績	(6,727)	5,386	337	(1,004)
股息收入				2,990
利息收入				1,335
買賣證券投資之未變現虧損				(17,334)
會所債券之減損				(500)
未分配之公司開支				(6,035)
經營虧損				(20,548)
融資成本	(388)	(1,005)	—	(1,393)
出售附屬公司之收益				70
除稅前虧損				(21,871)
稅項				(605)
本年度虧損				(22,476)

本集團於截至二零零二年三月三十一日止年度內終止電路版業務。

二零零二年

	持續經營業務 液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	已終止業務 電路版 千港元	綜合 千港元
分類收益					
對外銷售	250,183	—	16,872	—	267,055
租金收入	—	49	—	—	49
	250,183	49	16,872	—	267,104
業績					
分類業績	11,157	34	753	(2,793)	9,151
利息收入					4,490
未分配之公司開支					(7,095)
經營溢利					6,546
融資成本					(57)
除稅前溢利					6,489
稅項					(7)
本年度溢利					6,482

地區分類

本集團之業務主要分佈於香港及中華人民共和國(「中國」)其他地區。下表為按地區市場分析之本集團銷售額(不論商品或服務之來源地為何)。

	按地區市場分析之營業額 二零零三年 千港元	二零零二年 千港元
中國香港	230,455	235,196
中國其他地區	26,545	21,914
其他國家	16,181	9,945
	273,181	267,055

3. 出售附屬公司之收益／終止一項業務帶來之減損

於二零零二年一月，本集團訂立一項協議，以代價1,150,000港元出售一間從事電路版業務之附屬公司。該附屬公司之廠房及設備乃所出售之主要資產。據此，本集團將廠房及設備撇減至可收回金額，而終止電路版業務之虧損2,793,000港元(包括廠房及設備減損2,118,000港元)已計入截至二零零二年三月三十一日止年度之財務報表內。於本年度，本集團完成出售該附屬公司，錄得盈利約70,000港元，乃出售當日附屬公司之負債淨額(包括貿易及其他應付賬款)。

該附屬公司對本集團截至二零零三年三月三十一日止年度之溢利及現金流量並無重大貢獻。

代價1,150,000港元其中345,000港元按金已於截至二零零二年三月三十一日止年度收悉，餘額805,000港元於本年度收悉，並於本年度之綜合現金流動表披露。

4. 經營(虧損)溢利

	二零零三年 千港元	二零零二年 千港元
經營(虧損)溢利經扣除下列各項：		
核數師酬金	497	480
已確認為開支之存貨成本	125,726	123,199
折舊及攤銷	17,423	15,811
出售物業、廠房及設備之虧損	96	2,403

5. 稅項

	二零零三年 千港元	二零零二年 千港元
稅項支出包括：		
香港利得稅	7	7
中國所得稅	598	—
	605	7

香港利得稅乃以兩個年度估計應課稅溢利以稅率16%計算。

中國所得稅乃以有關司法權區之現行稅率計算。

6. 股息

董事會不建議就本年度派發任何股息(二零零二年：無)。

7. 每股(虧損)盈利

每股基本及攤薄(虧損)盈利乃按下列數據計算：

	二零零三年 千港元	二零零二年 千港元
計算每股基本及攤薄(虧損)盈利之(虧損)盈利	(22,476)	6,482
	千股	千股
計算每股基本(虧損)盈利之普通股加權平均數	1,043,564	1,030,384
購股權之攤薄影響		5,729
計算每股攤薄(虧損)盈利之普通股加權平均數		1,036,113

由於並無潛在攤薄已發行普通股，故此並無於本年度呈列每股攤薄虧損。

業務回顧及前景

業務回顧

本集團於截至二零零三年三月三十一日止年度錄得營業額273,000,000港元，即使扣除投資物業所產生之租金收入約5,000,000港元，本集團之營業額仍達268,000,000港元。銷售液晶體顯示器及其他產品所得毛利由37,000,000港元下降至22,000,000港元。年內虧損為22,000,000港元(二零零二年：溢利6,000,000港元)，其中17,000,000港元為投資買賣證券之未變現虧損。

TN液晶體顯示器市場持續委頓，且越來越多供應商削價以維持市場份額。此現象足證本集團決定分散資源生產STN液晶體顯示器及液晶體模組乃明智之舉。

本集團之STN及液晶體模組業務仍處於初步發展階段，並需要投放更多資源及時間建立具有一定規模之業務。本集團將會不斷提升其STN及液晶體模組之生產力，由此產生之開支預期將於本集團之生產設施於來年提升至令人滿意之水平時得以削減。

前景

由於液晶體產品之競爭非常激烈，且售價又不斷下跌，因此，本集團將會繼續進行更緊密之市場推廣工作及控制成本。

於市場推廣方面，本集團已提升客戶服務隊伍之質素，務求提供更優質之客戶服務及擴闊客戶基礎。此舉增加本集團與現有客戶接觸之機會，並有助參與更多以新客戶為對象之貿易及銷售展覽。本集團亦委任代理商開拓歐洲、美國、日本、南韓及台灣之海外市場。

在控制成本之多項措施中，本集團之ITO塗層生產線於年內已全面投產，容許本集團自行內部生產其中一種主要生產材料ITO塗層玻璃，以供製造本集團之產品。為進一步削減本集團之經營成本及提高生產量，本集團已購入配備更多自動化功能之生產設備，專門用作生產高檔TN及STN產品。本集團預期該設備將於二零零三年最後一季全面投入運作。

其他投資

於二零零二年三月三十一日，本集團之可動用現金為176,000,000港元。盈餘資金在本集團未物色到其他較佳回報之投資前，已存入銀行作為短期存款。

年內，本集團斥資約83,000,000港元投資香港藍籌公司之證券。儘管於財政年度終未能預料之市道放緩導致該等投資出現會計損失，惟本集團相信該等投資將在可見未來帶來理想回報。事實上，自年結日至今為止，有關投資之市值已增加12,000,000港元。

本集團亦於二零零二年十一月三十日以總購買價191,200,000港元完成認購一項商業物業(「該物業」)，交易之方式為該物業以月租1,200,000港元回租予賣方，租期為3年。交易之部份資金乃以銀行按揭貸款128,800,000港元融資，餘額以內部資源撥付。該物業之租金足以抵銷按揭付款。該物業亦將帶來穩定之租金收入來源。該物業之除稅後收入淨額為3,800,000港元。

流動資金及資本來源

年內，本集團於上市證券投資83,000,000港元，收購投資物業及其他固定資產如物業、廠房及設備分別為191,000,000港元及53,000,000港元。因此，其銀行結餘及現金(包括定期存款)由176,000,000港元減至16,000,000港元。本集團之流動比率及速動比率分別為2.2倍(二零零二年：6.3倍)及1.5倍(二零零二年：4.9倍)。流動資金狀況仍然穩健。

於二零零三年三月三十一日，本集團持有之總資產553,000,000港元乃由負債213,000,000港元及股東資金340,000,000港元融資。

本集團持有銀行融資211,000,000港元(二零零二年：43,000,000港元)，其中159,000,000港元(二零零二年：4,000,000港元)經已動用；而124,000,000港元則用作購買物業及其餘35,000,000港元用作本集團之營運資金。

年終之負債比率，即銀行借款與資產淨值之比率達46.7%。

本集團並無面對任何重大匯率波動風險。

僱員及薪酬政策

本集團員工之薪酬政策及組合乃參考市場條款及行業慣例而釐訂。此外，酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制性公積金計劃、購股權計劃及醫療保險。

暫停辦理股份過戶登記

本公司將於二零零三年九月十五日至二零零三年九月十八日期間(包括首尾兩日)暫停辦理股份過戶登記手續，期間將不會處理任何股份轉讓事宜。

最佳應用守則

本公司之非執行董事並非按指定任期委任，原因為彼等須根據本公司之公司細則輪值告退，並於本公司股東週年大會上膺選連任，除此之外，本公司年內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

買賣或贖回上市證券

本公司或其任何附屬公司於年內並無買賣或贖回本公司股份或其他上市證券。

於聯交所網址公佈年度業績

詳細之業績將於適當時於聯交所網址上刊登，當中包括上市規則附錄16第45(1)至45(3)段規定刊載之所有資料。

承董事會命

	附註	二零零三年	二零零二年
稅項	5	(605)	(7)
本年度(虧損)溢利		(22,476)	6,482
每股(虧損)盈利			
基本	7	(2.15 仙)	0.63 仙
攤薄		不適用	0.63 仙

附註:

1. **採納全新及經修訂會計實務準則**

   於本年度,本集團首次採納多項由香港會計師公會頒佈之全新及經修訂會計實務準則(「會計實務準則」)。採納該等全新及經修訂會計實務準則引致現金流動表之呈列方式及股權變動表之載入方式有所轉變,惟並無對本期間或過往之會計期間產生任何重大影響。因此毋須作出前年度調整。

2. **按業務及地區劃分之分類資料**

   業務分類

   就管理而言,本集團分為三個營運部門——液晶體顯示器、持有投資物業及其他。此等部門乃本集團呈報其主要分類資料之基準。

   主要業務如下:

   液晶體顯示器 — 製造及銷售液晶體顯示器
   持有投資物業 — 根據經營租賃持有之投資物業(附註)
   其他 — 製造及銷售液晶體顯示器以外之產品

   *附註:*於截至二零零三年三月三十一日止年度內,本集團收購價值約191,000,000港元之投資物業。持有投資物業遂成為本集團之主要業務。

   有關此等業務之分類資料呈列如下:

   二零零三年

	液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	綜合 千港元
分類收入				
對外銷售	251,735	–	16,515	268,250
租金收入	–	4,931	–	4,931
	251,735	4,931	16,515	273,181
業績				
分類業績	(6,727)	5,386	337	(1,004)
股息收入				2,990
利息收入				1,335
買賣證券投資之未變現虧損				(17,334)
會所債券之減值				(500)
未分配之公司開支				(6,035)
經營虧損				(20,548)
融資成本	(388)	(1,005)		(1,393)
出售附屬公司之收益				70
除稅前虧損				(21,871)
稅項				(605)
本年度虧損				(22,476)

本集團於截至二零零二年三月三十一日止年度內終止電路版業務。

二零零二年

	持續經營業務 液晶體顯示器 千港元	持續經營業務 持有投資物業 千港元	持續經營業務 其他 千港元	已終止業務 電路版 千港元	綜合 千港元
分類收益					
對外銷售	250,183	–	16,872	–	267,055
租金收入	–	49	–	–	49
	250,183	49	16,872	–	267,104
業績					
分類業績	11,157	34	253	(2,793)	9,151
利息收入					4,490
未分配之公司開支					(7,095)
經營溢利					6,546
融資成本					(57)
除稅前溢利					6,489
稅項					(7)
本年度溢利					6,482

地區分類

本集團之業務主要分佈於香港及中華人民共和國(「中國」)其他地區。下表為按地區市場分析之本集團銷售額(不論商品或服務之來源地為何)。

	按地區市場分析之營業額 二零零三年 千港元	二零零二年 千港元
中國香港	230,455	235,196
中國其他地區	26,545	21,914
其他國家	16,181	9,945
	273,181	267,055

3. **出售附屬公司之收益/終止一項業務帶來之減損**

   於二零零二年一月,本集團訂立一項協議,以代價1,150,000港元出售一間從事電路版業務之附屬公司。該附屬公司之廠房及設備乃所出售之主要資產。因此,本集團將廠房及設備撇減至可收回金額,而終止電路版業務之虧損2,793,000港元(包括廠房及設備減值2,118,000港元)已計入截至二零零二年三月三十一日止年度之財務報表內。於本年度,本集團完成出售該附屬公司,錄得盈利約70,000港元,乃出售當日附屬公司之負債淨額(包括貿易及其他應付賬款)。

   該附屬公司對本集團截至二零零三年三月三十一日止年度之業績及現金流量並無重大貢獻。

   代價1,150,000港元其中345,000港元按金已於截至二零零二年三月三十一日止年度收悉,餘額805,000港元於本年度收悉,並於本年度之綜合現金流動表披露。

4. **經營(虧損)溢利**

	二零零三年 千港元	二零零二年 千港元
經營(虧損)溢利經扣除下列各項:		
核數師酬金	497	480
已確認為開支之存貨成本	135,726	123,199
折舊及攤銷	17,423	15,811
出售物業、廠房及設備之虧損	96	2,403
員工成本,包括董事酬金	76,917	64,567
及計入:		
利息收入	1,335	4,490
股息收入	2,990	–
投資物業之總租金	4,931	49
減:支出	(14)	(15)
	4,917	34

	二零零三年	二零零二年
計算每股基本及攤薄(虧損)盈利之(虧損)盈利	(22,476)	6,482
	千股	千股
計算每股基本(虧損)盈利之普通股加權平均數	1,043,564	1,030,384
購股權之潛在影響		5,729
計算每股攤薄(虧損)盈利之普通股加權平均數		1,036,113

由於並無潛在攤薄已發行普通股,故此並無於本年度呈列每股攤薄虧損。

業務回顧及前景

業務回顧

本集團於截至二零零三年三月三十一日止年度錄得營業額273,000,000港元。即使扣除投資物業所產生之租金收入約5,000,000港元,本集團之營業額仍達268,000,000港元。銷售液晶體顯示器及其他產品所得毛利由37,000,000港元下降至22,000,000港元。年內虧損為22,000,000港元(二零零二年:盈利6,000,000港元),其中17,000,000港元為投資買賣證券之未變現虧損。

TN液晶體顯示器市場持續萎縮,且越來越多供應商削價以維持市場份額。此現象足證本集團決定分散資源生產STN液晶體顯示器及液晶體模組乃明智之舉。

本集團之STN及液晶體模組業務仍處於初步發展階段,並需要投放更多資源及時間建立具有一定規模之業務。本集團將會不斷提升其STN及液晶體模組之生產力,由此產生之開支預期將於本集團之生產設施於來年提升至令人滿意之水平時得以削減。

前景

由於液晶體產品之競爭非常激烈,且售價又不斷下跌,因此,本集團將會繼續進行更緊密之市場推廣工作及控制成本。

於市場推廣方面,本集團已提升客戶服務隊伍之質素,務求提供更優質之客戶服務及擴闊客戶基礎。此舉增加本集團與現有客戶接觸之機會,並有助參與更多以新客戶為對象之貿易展銷及展覽。本集團亦委任代理商開拓歐洲、美國、日本、南韓及台灣之海外市場。

在控制成本之多項措施中,本集團之ITO塗層生產線於年內已全面投產,容許本集團自行內部生產其中一種主要生產材料ITO塗層玻璃,以供製造本集團之產品。為進一步削減本集團之營音成本及提高生產量,本集團已購入配備更多自動化功能之生產設備,專門用作生產高檔TN及STN產品。本集團預期該設備將於二零零三年最後一季全面投入運作。

其他投資

於二零零二年三月三十一日,本集團之可動用現金為176,000,000港元。盈餘資金在本集團未物色到其他較佳回報之投資前,已存入銀行作為短期存款。

年內,本集團斥資約83,000,000港元投資香港交易所上市公司之證券。儘管於財政年度終未能將之市值成效反映於該等投資出現會計損失,惟本集團相信該等投資將在可見未來帶來理想回報。事實上,自年結日至今為止,有關投資之市值已增加12,000,000港元。

本集團亦於二零零二年十一月三十日以總購買價191,200,000港元完成收購一項商業物業(「該物業」)。交易之方式為該物業以月租1,200,000港元回租予賣方,租期為3年。交易之部份資金乃以銀行按揭貸款128,300,000港元融資,餘額以內部資源撥付。該物業之租金足以抵銷按揭付款。該物業亦將帶來穩定之租金收入來源,該物業之除稅後收入淨額為3,800,000港元。

流動資金及資本來源

年內,本集團於上市證券投資83,000,000港元,收購投資物業及其他固定資產如物業、廠房及設備分別為191,000,000港元及53,000,000港元。因此,其銀行結餘及現金(包括定期存款)由176,000,000港元減至16,000,000港元。本集團之流動比率及速動比率分別為2.2倍(二零零二年:6.3倍)及1.5倍(二零零二年:4.9倍)。流動資金狀況仍然穩健。

於二零零三年三月三十一日,本集團擁有之總資產553,000,000港元乃由負債213,000,000港元及股東資金340,000,000港元融資。

本集團擁有銀行融資211,000,000港元(二零零二年:43,000,000港元),其中159,000,000港元(二零零二年:4,000,000港元)經已動用;而124,000,000港元則用作購買物業及其餘35,000,000港元用作本集團之營運資金。

年終之負債比率,即銀行借款與資產淨值之比率達46.7%。

本集團並無面對任何重大匯率波動風險。

僱員及薪酬政策

本集團員工之薪酬政策及組合乃參考市場慣例及行業慣例而釐訂。此外,酌情花紅及其他個人獎賞獎勵乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制性公積金計劃、購股權計劃及醫療保險。

暫停辦理股份過戶登記

本公司將於二零零三年九月十五日至二零零三年九月十八日期間(包括首尾兩日)暫停辦理股份過戶登記手續,期間將不會處理任何股份轉讓事宜。

最佳應用守則

本公司之非執行董事並非按指定任期委任,原因為彼等須根據本公司之公司細則輪值告退,並於本公司股東週年大會上膺選連任。除此之外,本公司年內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

買賣或贖回上市證券

本公司或其任何附屬公司於年內並無買賣或贖回本公司股份或其他上市證券。

於聯交所網址公佈年度業績

詳細之業績將於適當時候於聯交所網址刊登,當中包括上市規則附錄16第45(1)至45(3)段規定刊載之所有資料。

承董事會命
公司秘書
林錫祥

香港,二零零三年七月十七日

股東週年大會通告

茲通告本公司謹訂於二零零三年九月十八日上午十時正假座香港九龍彌敦道67號香港凱悅酒店3樓凱悅廳5及6舉行股東週年大會，議程如下：

普通事項

1. 省覽截至二零零三年三月三十一日止年度之經審核財務報表、董事會報告書與核數師報告。
2. 重選董事及授權董事會釐定其酬金。
3. 委聘核數師及授權董事會釐定其酬金。

特別事項

4. 考慮及酌情通過下列決議案為普通決議案：

「動議：

(a) 全面及無條件批准及授權本公司董事（「董事」）於有關期間（定義見下文）行使本公司一切權力及授權，在香港聯合交易所有限公司（「聯交所」）或任何本公司證券可能上市並就此獲證券及期貨事務監察委員會及聯交所認可之其他證券交易所購回本身之證券，惟須符合本決議案(b)段之規定及遵照一切適用法例及聯交所證券上市規則（經不時修訂）或任何其他證券交易所之規定；

(b) 本公司根據本決議案(a)段之批准於有關期間可購回本公司證券之總面值就股份而言不得超過本決議案通過當日本公司已發行股本總面值之10%；就認股權證而言則不得超過本決議案通過當日本公司尚未發行認股權證之10%，而(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂決議案授予董事之批准及授權之日（附註4）。」

5. 考慮及酌情通過下列決議案為普通決議案：

「動議

(a) 無條件授予本公司董事一般授權，於有關期間（定義見下文）行使本公司一切權力以發行、配發及出售本公司股本中之股份，其中包括作出及授出將會或可能須在有關期間或其後發行、配發及出售股份之建議、協議及購股權，惟根據下列各項所進行者除外：

(i) 供股指向於指定記錄日期之股東按彼等當時之持股量提呈發售股份。惟本公司董事有權就零碎股權或經香港或香港以外任何地區之法律或任何認可監管機構或證券交易所之規定下之限制或責任（如適用）後，作出彼等視為必須或權宜之豁免或其他安排；

(ii) 本公司所設立而經香港聯合交易所有限公司批准之任何購股權計劃或類似安排；

(iii) 本公司於其不時發行之認股權證所附認購權獲行使而發行股份；或

(iv) 按照本公司之公司細則所實行之以股代息計劃或類似安排；

(b) 根據本決議案(a)段所發行、配發或出售之股本面值總額不得超過本決議案通過當日本公司已發行股本面值總額之20%。

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂決議案授予董事之批准及授權之日（附註5）。」

6. 考慮及酌情通過下列決議案為普通決議案：

「動議待第4及第5項決議案通過後，擴大根據第5項決議案授予董事行使本公司權力以配發股份或有條件或無條件同意配發之股本總面值加上本公司依據第4項決議案所授權力而購回之本公司股本總面值之數額，惟該數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

7. 「動議本公司之董事數目以20人為上限，並授權本公司董事可填補董事會任何空缺及額外委任董事，惟董事數目不得超過20人。」

承董事會命
公司秘書
林錦祥

香港，二零零三年七月十七日

附註：

(1) 凡有權出席大會並於會上投票之股東均可委任一位或以上之受委代表代其出席大會並於會上投票。受委代表毋須為本公司股東。

(2) 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。股東填妥及交回代表委任表格後，仍可親自出席大會並於會上投票。

(3) 為確定有權出席大會並於會上投票之股東資格，本公司將於二零零三年九月十五日至二零零三年九月十八日期間（包括首尾兩日）暫停辦理股份過戶登記手續，期間將不會處理任何股份轉讓事宜。

(4) 有關第4項決議案之說明函件將寄發予股東及其他應得之人士。

(5) 就上文第5項而言，董事謹此表明彼等現時並無計劃，根據本授權所賦予之權利額外發行任何新股。根據香港聯合交易所有限公司之上市規則，除非該項一般授權於每屆股東週年大會上更新，否則會告失效。